555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com
FIRM / AFFILIATE OFFICES
July 26, 2024 Via EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	Austin Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Silicon Valley Singapore Tel Aviv Tokyo Washington, D.C.

Attn:	Eranga Dias
Asia Timmons-Pierce
Division of Corporation Finance
Office of Manufacturing

Re:	Dynasty Parent Co., Inc.
Draft Registration Statement on Form S-1
Submitted June 7, 2024
CIK No. 0002025410

Ladies and Gentlemen:

On behalf of our client, Dynasty Parent Co., Inc. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 5, 2024 (the “Comment Letter”) with respect to the Draft Registration Statement on Form S-1 confidentially submitted with the Commission by the Company on June 7, 2024. Concurrently with the submission of this letter, the Company has confidentially submitted Confidential Draft Submission No. 2 to the Draft Registration Statement on Form S-1 (the “Registration Statement”).

For your convenience, we have included the comment of the Staff from the Comment Letter in bold and italics below and provided our response below the comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Draft Registration Statement on Form S-1 filed June 7, 2024

Cover Page

1.	Please provide an identification of the nature of the underwriting arrangement. See Item 501(b)(8) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that this offering is a firm commitment underwritten offering and that Item 501(b)(8) of Regulation S-K only requires a description of the underwriting arrangements on the cover if the offering is not made on a firm commitment basis.

July 26, 2024

Prospectus Summary, page 1

2.

We note that on page 4 and 88, you present the non-GAAP measure, Adjusted EBITDA, but do not present the most directly comparable GAAP measure, Net loss, with equal or greater prominence. For each non-GAAP financial measure you present, please present the most directly comparable GAAP measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 89.

3.	Please balance the disclosure in your summary by prominently disclosing your level of indebtedness, history of losses and challenges you face.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4, 7, 89 and 92 to provide more balanced disclosure.

Summary Historical Consolidated Financial Information, page 17

4.

Footnote (2) on page 18 indicates that management uses EBITDA to evaluate your performance, allocate resources and measure leverage, as such, it appears you are using EBITDA as both a performance and liquidity measure. Please clarify whether the measure is used for liquidity purposes and if so, please revise future filings to reconcile the measure to the most directly comparable GAAP measure, cash flows from operating activities.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 18 and 70 to clarify that the Company uses EBITDA as a performance measure and not a liquidity measure.

Risk Factors, page 20

5.

We note your risk factors indicating that inflation has affected your operations that there is significant inflationary on wages. Please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 23, 27 and 58.

Use of Proceeds, page 60

6.

We note that you “intend to use the net proceeds from this offering to repay certain indebtedness.” Please revise to set forth the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. See Item 504 of Regulation S-K.

July 26, 2024

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will address this comment in a subsequent amendment of the Registration Statement prior to effectiveness, but does not expect the indebtedness to be discharged to have been incurred within one year.

7.

We note your disclosure stating the principal purposes for which the net proceeds to you from the securities to be offered are intended to be used. Revise your disclosure to include the approximate amount intended to be used for each such purpose. See Item 504 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will address this comment in a subsequent amendment of the Registration Statement prior to effectiveness.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin, page 69

8.

We note that you include disclosure of Adjusted EBITDA Margin. Please revise to include disclosure of the most comparable GAAP measure, presumably net income/loss margin, whenever you disclose this non-GAAP measure. See Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the SEC Staff’s C&DI on Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 70.

Results of Operations, page 72

9.

Your disclosure indicates that revenue increased as a result of both volume and price growth. In future filings, please quantify the impact of the individual factors impacting your results of operations. Additionally, we note the volume increases were partially offset by ongoing supply chain delays that impacted the availability of parts and ultimately engine throughput across all of our end markets. To the extent there have been material impacts to your results of operations, revise future results of operations discussions to quantify such impacts.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 72 and 74 to provide additional quantification of the impact of individual factors impacting our results of operations. Given the significant variety of engine platforms the Company services and the variance in workscopes and associated labor and material requirements for each shop visit, a direct price and volume analysis is not available. However, the Company does have quantitative analysis regarding the specific drivers in each end market that impacted the period-over-period change in results and the supporting factors that caused the change and has included the quantitative impact and description of these factors for each end market in the Registration Statement.

Liquidity and Capital Resources, page 75

10.

We note your risk factor on page 50 where you indicate that your ability to pay dividends will rely on cash flow generated by your subsidiaries and there may be restrictions on your subsidiaries limiting their ability to pay dividends to you. Given the holding company structure noted, please revise your disclosures to discuss any material restrictions on your ability to transfer funds from your operating

July 26, 2024

subsidiaries and the potential impact on your liquidity. Additionally, given you are a holding company, please tell us what consideration you gave to the need for parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and refers the Staff to the disclosure on pages 79 to 80 and pages 141 to 146, where the Company refers to the covenants contained in the agreements governing its outstanding indebtedness and their impact on the ability of the subsidiaries to pay dividends to us. Additionally, the Company advises the Staff that the financial statements will be updated in a future amendment of the Registration Statement prior to effectiveness to include the parent only financial statements of Dynasty Parent Co., Inc., consistent with the Staff’s comment.

Research and Development, Patents, Trademarks and Licenses, page 98

11.	Please provide a list of any patents, trademarks, or licenses you own including their period of validity and issuing country.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that none of its patents, trademarks or licenses is material to its business, operations or financial performance and, therefore, the Company does not believe that their inclusion in the Registration Statement is necessary.

Notes to the Audited Financial Statements

Note 2. Summary of Significant Accounting Policies

(f) Revenue Recognition, page F-11

12.

We note that you recognize revenues under fixed price and time and materials contracts, which recognize revenue over time proportionately to costs incurred relative to total expected costs to satisfy the performance obligation. We also note that this type of percentage of completion accounting depends on your ability to make reasonably dependable cost estimates, costs may be incurred over a period of several years, and estimation of these costs requires the use of judgment. Since it appears a significant portion of your revenues are recognized using this method, a significant change in one or more of these estimates could affect your results. Please revise the notes to your financial statements to disclose the impact of changes in contract estimates on your results during each period presented, including an analysis of the underlying reasons for the changes in estimates. Please refer to ASC 250-10-50-4. Additionally, please revise your Critical Accounting Estimates section of MD&A to provide the gross amount of favorable and unfavorable adjustments to contract estimates to complete for each period presented. To the extent material, please revise your disclosure to address such circumstances, accompanied by an appropriate level of analysis of the underlying reasons for the significant changes. We believe such disclosure will give investors more insight to the estimation process associated with your contracts, as discussed in “Critical Accounting Estimates,” and the separate potential impacts on your results.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the fixed price and time and materials contracts that are subject to the referenced estimation process are generally short-term in nature, with the average work order spanning 97 days for the year ended December 31, 2023. In addition, the work performed by engine platform is repeatable, standard repairs and overhauls which the Company has historically performed. As a result of the standard, short-term nature of our revenue contracts, the amount of estimated revenue from open work orders at the end of the reporting period is not subject to significant estimation. At December 31, 2023, open work orders had accumulated costs of $830.4 million, which resulted in $933.5 million of recorded revenue. A 1% change in the estimated margin by engine platform for open work orders would cause a $10.5 million change in revenue at December 31, 2023, which represents 0.2% of total revenue and 3% of operating income for the year ended December 31, 2023. The Company has added this sensitivity assessment of the estimate to the Critical Accounting Estimates section of the MD&A on page 82 to provide additional insight to investors into the potential impact of changes in the estimated revenue for open work orders at the end of the reporting period.

July 26, 2024

Note 4. Revenue Recognition, page F-25

13.

We note from your disclosure in Note 4 that you present disaggregated revenue information only by segment. However, it appears from your discussion in the results of operations section of MD&A, that you discuss revenue trends in your end markets of commercial aerospace, military and business aviation. Please tell us the consideration given to presenting additional disaggregated revenue by categories such as end market or contract type, as set forth in the guidance in ASC 606-10-50-5 and 606-10-55-89 through 55-91.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the financial statement disclosure will be updated in a future amendment of the Registration Statement prior to effectiveness with the intention of providing disaggregation of revenue by end market for all financial statement periods presented, consistent with the Staff’s comment. The Company intends to include the following table of disaggregated revenue in Note 4, or the appropriate footnote, for all periods presented when interim financial statements as of and for the six months ended June 30, 2024, are included in a future amendment of the Registration Statement prior to effectiveness.

The following table presents revenue from external customers by end market:

	Year Ended December 31,
	2023	2022	2021
	(in thousands)
Commercial Aerospace	$	$	$
Military & Helicopter
Business Aviation
Other

	$	$	$

General

14.	Please revise to provide disclosure of Commission’s position on indemnification for Securities Act liabilities in the prospectus instead of in Part II. See Item 510 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 133 and 137.

* * * *

July 26, 2024

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (202) 637-2258 or my colleague, Patrick H. Shannon, at (202) 637-1028.

Very truly yours,

/s/ Jason M. Licht
Jason M. Licht of LATHAM & WATKINS LLP

cc:	Russell Ford, Dynasty Parent Co., Inc.
Daniel Satterfield, Dynasty Parent Co., Inc.
Patrick H. Shannon, Latham & Watkins LLP
Christopher M. Bezeg, Latham & Watkins LLP